April 5, 2012

Via EDGAR and Overnight Delivery

Allicia Lam

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:	Atossa Genetics Inc.
Registration Statement on Form S-1
Filed February 14, 2012
File No. 333-179500

Dear Ms. Lam:

On behalf of Atossa Genetics, Inc. (“Atossa” or the “Company”), we are responding to the Staff’s letter dated March 12, 2012 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Atossa is filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Prospectus

1.	Please provide objective support for any unsubstantiated claims contained in the prospectus. With regard to third party data referenced throughout, please provide copies of these industry publications, studies, surveys, and other sources of statistics, clearly marking the relevant sections of these reports. Please also tell us whether any of this market data was commissioned by the company.

In response to the Staff’s comment, the Company has provided objective support for unsubstantiated claims as requested. Concurrently with submitting this response letter, the Company has also submitted copies of the relevant industry publications, studies, surveys and other sources, marked as requested. The Company advises the Staff that none of the market data was commissioned by the Company.

Prospectus Summary, page 1

2.	Please revise this section to include the substance of your risk factor entitled “Currently Medicare and certain insurance carriers will not reimburse for the NAF collection procedure...” on page 9.

In response to the Staff’s comment, the Company has revised its disclosure in the Prospectus Summary.

3.	We note that your summary emphasizes the positive aspects of your products. Please revise the prospectus to provide appropriate balancing disclosure regarding your products’ weaknesses and potential obstacles to acceptance. Note that the list of risk factors appearing on page 4 does not provide sufficient balance. Make similar revision in the Business section, as well.

In response to the Staff’s comment, the Company has revised the Prospectus Summary and Business sections of the registration statement to provide balancing disclosure.

The Company, page 1

4.	We note your statement in the last sentence in this section. Please specify the revenues generated. Please also revise this section to highlight the going concern language in your auditor’s report and to disclose the amount of your accumulated deficit since inception.

In response to the Staff’s comment, the Company has revised its disclosure under “The Company.”

5.	We note your statement on page 1 that you launched your commercial operations in late 2011. Please clarify the extent to which you have launched your commercial operations. For example, we note the discussion under “Growth Strategy” on page 33 that you are currently conducting a field experience trial. Please discuss the number of MASCT Systems you have sold and how many diagnostic tests your laboratory has completed.

In response to the Staff’s comment, the Company has revised its disclosure to clarify the extent to which it has launched commercial operations.

6.	Please revise to define “CLIA” and disclose whether a laboratory must be “CLIA registered” in order to operate. Additionally, please revise here and under “State Laboratory Licensure” on page 43 to clarify the states from which you may currently accept testing samples.

In response to the Staff’s comment, the Company has defined “CLIA.” Although the Company was simply registered with CLIA at the time of the initial filing of the Registration Statement, the Company has since passed an inspection from the federal and state licensing authorities and has become CLIA certified. The Staff comment with respect to a requirement for a laboratory to be CLIA-registered in order to operate is therefore moot. The Company has also revised its disclosure under “State Laboratory Licensure” to clarify the states from which it may currently accept testing samples.

Our Diagnostic, page 1

7.	Please revise to clarify when your diagnostic tests and related medical devices received FDA approval. In addition, please clarify which diagnostic tests have received FDA approval. For example, clarify if all of the diagnostic tests discussed on pages 1 and 2 have received FDA approval and if you have begun the process of applying for FDA approval for your Intraductal Treatment Research. Please also specify the current stage of development of the FullCYTE and NextCYTE tests.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Currently, Medicare and certain billing providers..., page 9

8.	We note your disclosure in the first sentence under the heading “Discriminatory Billing Prohibition” on page 42. Please expand your risk factor disclosure to more fully address the risk of discounted pricing arrangements and its effects on your profit margins and income.

In response to the Staff’s comment, the Company has added a new risk factor regarding discounted pricing arrangements and their potential effects on the Company’s business and results of operations.

Use of Proceeds, page 16

9.	We note your estimated use of proceeds appears to include considerable discretion. To the extent that you are reserving the right to change the uses of proceeds identified, please include a specific discussion of contingencies and alternatives. For guidance, please refer to Instruction 7 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure concerning use of proceeds.

Funding Requirements, page 23

10.	We note your statement that you would need between $5 million and $7 million of additional capital to fund your operations for at least the next 12 months under your current business plan. Please clarify how the amount of capital raised in this offering would affect the amount of capital needed to fund your operations for at least the next 12 months.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Billing and Reimbursement, page 33

11.	We note your statement here that Medicare and certain insurance carriers do not currently cover the cost of collecting the NAF sample. However, we also note your disclosure in the penultimate paragraph on page 2 and throughout the registration statement regarding applicable Medicare reimbursement rates. Please revise to reconcile. For example, revise the section “Reimbursement” on page 34 to clarify for which products and services the company expects to bill Medicare.

The Company notes the Staff’s comment and explains that although Medicare and certain insurance carriers do not currently cover the collection of the NAF sample, Medicare and certain insurance carriers do reimburse for the laboratory analysis of the collected NAF samples. The Company has revised its disclosure throughout the registration statement to clarify this distinction.

Competition, page 36

12.	We note your discussion of the competitive position of your MASCT System. However, it appears that your ArgusCYTE Breast Health Test does not involve use of your MASCT System. Please revise to include a discussion of the competitive position of your ArgusCYTE diagnostic test.

In response to the Staff’s comment, the Company has revised its disclosure to discuss the competitive position of ArgusCYTE.

Property, page 44

13.	We note your disclosure here regarding your office and laboratory space in Seattle, Washington. However, please tell us why you have not described the additional properties discussed under “Commercial Lease Agreements” on page 20.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Property” to clarify that the office and laboratory space referred to includes the leased spaces described under “Commercial Lease Agreements.”

Management, page 45

14.	Please revise Dr. Quay’s business description to describe the principal business of MDRNA, Inc. Please also revise Mr. Benjamin’s business description to describe the principal businesses of Quantum Materials Corporation, Paradise Publishers, NexTec Group, Redfin Corporation and B square Corporation and the dates Mr. Benjamin served in these positions. In addition, revise Dr. Cross’s business description to describe the principal businesses of Cytopharm, Inc. and NDA Partners, LLC and the dates Dr. Cross served on the boards of Marina Biotech, Inc. and Nastech Pharmaceutical Company, Inc.

In response to the Staff’s comment, the Company has revised its disclosure of the biographies of Dr. Quay, Mr. Benjamin and Dr. Cross accordingly.

Scientific Advisory Board, page 47

15.	Please revise the business descriptions of Dr. Sauter and Dr. Hunkapiller to provide the dates in which they served in the positions described.

In response to the Staff’s comment, the Company has revised the business descriptions of Dr. Sauter and Dr. Hunkapiller as requested.

16.	With a view to disclosure, please provide additional detail regarding the compensation paid to the advisory board (including annual compensation, if any). Please also tell us the role of the advisory board as well as the frequency of its meetings.

In response to the Staff’s comment, the Company has provided additional disclosure regarding the compensation and role of the advisory board.

Remuneration of Officers, page 50

17.	Please clarify how the amounts of the salary accruals paid in July 2011 were calculated. Add appropriate footnote disclosure to your summary compensation table as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure to clarify how the salary accruals were calculated. The Company respectfully notifies the Staff that additional disclosure in the Summary Compensation Table is not required as the payment in July 2011 was for salary earned during fiscal 2010 and the Summary Compensation Table only covers compensation earned during fiscal 2011.

Certain Relationships and Related Transactions, page 55

18.	Please tell us why you have not discussed in this section the sales of unregistered securities to related parties, as described in Item 15.

In response to the Staff’s comment, the Company has disclosed the sales of unregistered securities to related parties described in Item 15 under “Certain Relationships and Related Transactions.”

Loans from Officer, page 55

19.	Please revise to clarify the dollar amount of interest paid to Dr. Quay on the loan entered into on May 26, 2009 and June 30, 2010. With regard to the loan entered into on November 3, 2010, please revise to clarify the amount of the loan outstanding as of the latest practicable date and the amount of interest paid.

In response to the Staff’s comment, the Company has revised its disclosure under “Loans from Officer.”

Exclusive License Agreement, page 56

20.	Please revise to describe the $16,250 in patent-related expenses the company incurred under the license agreement with Ensisheim and clarify whether the company paid these expenses. Please also revise to clarify the consideration Ensisheim Partners LLC and the company’s Chief Executive Officer and Chief Scientific Officer received pursuant to the Assignment Agreement. We note for example the receipt of shares of common stock of the company noted in the penultimate paragraph on page 55.

In response to the Staff’s comment, the Company has revised its disclosure regarding the Exclusive License Agreement and the consideration received pursuant to the Assignment Agreement.

Commercial Lease Agreement, page 56

21.	Please revise to describe the basis upon which CompleGen, Inc. is a related party.

The Company notes that CompleGen, Inc. is not a related party and reference to CompleGen in this section was erroneous. Accordingly, the Company has revised its disclosure to delete reference to the lease agreement with CompleGen.

Share Eligible for Future Sale, page 63

22.	Please revise to fill in the aggregate number of shares in the table.

In response to the Staff’s comment, the Company has filled in the aggregate number of shares in the table.

Financial Statements, page F-1

23.	Please update the financial statements as required by Rule 8-03 of Regulation S-X.

In response to the Staff’s comment, the financial statements have been updated.

Unaudited financial statements for the nine months ended September 30, 2011

Note 10. Stockholder’s Equity, page F-9

24.	We see that you issued stock and warrants in a private placement in April through June 2011 for $1.25 per share. Please revise to disclose the significant assumptions, including stock price assumptions, for the valuation of the warrants at $0.906 per share.

The significant assumptions for the valuation of the warrants issued relating to the private placement in April 2011 through June 2011 are disclosed on page F-11 of the Registration Statement. As disclosed on page F-11, the 5,256,800 Investor Warrants issued during the April 2011 through June 2011 timeframe were valued at $1,808,025 and the 1,577,040 Placement Agent Warrants issued in September 2011 were valued at $495,876.

As disclosed on pages F-11 and F-12, the stock price assumption was $0.906, which was determined implicitly from an iterative process based upon the assumption that the Private Placement was the result of an arm’s length transaction, since the Company’s common stock was not publicly traded at the time the warrants were issued.

25.	Please tell us why you classify expected volatility using the calculated value method as a Level 2 input in the fair value hierarchy. Under FASB ASC 820-10-35-37 the level in the fair value hierarchy should be determined based upon the lowest level input that is significant to the fair value measurement in its entirety. Please refer you to FASB ASC 820-10-55-22 which states that a Level 3 input would include historical volatility. We also note that you use the historical volatility of comparable public companies to calculate your expected volatility. Please also apply to the disclosure in Note 14.

In response to the Staff’s comment, the Company has revised Notes 10 and 14 to classify expected volatility as a Level 3 input in the fair value hierarchy.

Note 14. Related Party Transactions, page F-13

Share Based Compensation, page F-15

26.	Please revise to disclose how you determined the fair value of common stock at each stock option issue date. In addition, provide a specific discussion of each significant factor contributing to the significant difference between the estimated fair value of your stock and the estimated IPO price range of $5 - $7 for the 12 months prior to the contemplated IPO. Please also explain the factors that contributed to the decrease in the fair value of your stock from $2.756 in June 2010 to $0.906 during 2011.

The Company has revised the disclosure in Note 14 under Share-Based Compensation by adding descriptions of the Company’s approach of determining the fair value of common stock at each stock option issuance date. In general, the estimated fair value of the Company’s common stock has been derived implicitly from the most recent sale or offering of its common stock through an iterative approach, which applied a rate of variance in proportion to the square of the stock price. The $2.756 price per share of common stock used in the valuation of the July 2010 stock option issuance was derived from the offering price of $3.00 per share of common stock in the Registration Statement on Form S-1 filed in March 2010 and from the underwriter based on its perception obtained from an analysis of the market in May 2010 when it entered into a Letter Agreement with respect to a public offering of the Company’s common stock. The $0.906 price per share of common stock used in the valuation of the April and September 2011 stock option issuances was derived from the sale price of $1.60 per share of common stock in the Private Placement from April 2011 through June 2011, which was determined by the Placement Agent based on its perception and analysis of the market and the per share price actually transacted at that point in time. The estimated IPO price range of $5-$7 per share of common stock was also determined by the underwriter based on its perception obtained from an analysis of the current market conditions.

27.	Please tell us when you obtained estimated pricing information from the underwriters and indicate whether this was considered in determining the estimated fair value of the underlying stock during 2010 or 2011. We note that you previously filed registration statements on Form S-1 in March and October 2010.

The Company obtained estimated pricing information from the underwriters in January 2012. Accordingly, such pricing information was not considered in determining the estimated fair value of the underlying stock during 2010 or 2011. However, as mentioned in the Company’s response to Comment 26, the Company considered the estimated pricing information from the underwriter for the Registration Statement on Form S-1 filed in March 2010 in determining the estimated fair value of the underlying stock for the July 2010 stock option issuance.

Audited Financial Statements for the year ended December 31, 2010

Statement of Stockholder’s Equity, page F-23

28.	Please revise to show for each stock issuance, the date and number of shares of stock issued, the dollar amount assigned to the consideration received for equity, the nature of any noncash consideration and the basis for assigning such amounts to the consideration. Refer to FASB ASC 915-215 for development stage entities.

The Company has revised the presentation of the Statements of Stockholders’ Equity to disclose the date and the per share amount for each issuance of common stock for cash, and the nature of noncash consideration provided through stock issuance and the per share basis in accordance with FASB ASC 915-215 for development stage entities.

Note 4. Stockholder’s Equity, page F-26

29.	We see that you issued 13,256 shares of stock at $3.77 per share in April 2010 to a service provider for website development pursuant to an agreement executed on December 14, 2009. Under FASB ASC 505-50-30-2, share-based transactions with nonemployees should be measured at fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Please tell us why you believe that the $50,000 agreed upon value of services received was more reliably measurable than the fair value of your stock.

According to FASB ASC 505-50-30-6 as referenced from FASB ASC 505-50-30-2, if the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. Given that the Company was a nonpublic entity and its common stock was not actively traded in any circumstance when it entered into the agreement with the website developer on December 14, 2009, the Company believed that the $50,000 agreed upon value of the website developer’s services was more reliably measurable than the fair value of the Company’s common stock.

30.	Please also tell us how you considered FASB ASC 505-50-30-11 in determining the date that you should value the equity instruments issued to the website developer. Under that guidance, the fair value of the equity issued is determined on the earlier of the date that a commitment for performance is reached or the date that the counterparty’s performance is complete.

The Company has properly considered FASB ASC 505-50-30-11 in determining the measurement date of the issuance of shares of common stock to the website developer. The date at which a commitment for performance by the website developer to earn the equity instrument was December 14, 2009, which was earlier than the date the website developer’s performance was complete. Therefore, December 14, 2009 was the measurement date for the issuance of 13,256 shares of common stock.

Note 7. Related Party Transactions, page F-28

Share-Based Compensation, page F-29

31.	Please revise to disclose how you determined the fair value of common stock as of July 22, 2010. We see that you valued the shares issued to the website developer at $3.77 per share in April 2010 and that you issued shares in a private placement in April 2011 at $1.25 per share.

The Company has revised its disclosure to clarify that the $2.756 price per share of common stock used in the valuation of the July 2010 stock option issuance was derived from the offering price of $3.00 per share of common stock in the Registration Statement on Form S-1 filed in March 2010 and from the underwriter based on its perception obtained from an analysis of the market in May 2010. As mentioned in the Company’s responses to Comments 29 and 30, the fair value of the shares issued to the website developer was determined in December 2009, the measurement date, which was prior to the filing of the Registration Statement on Form S-1 in March 2010. The pricing of the Company’s common stock for the private placement in April 2011 was not obtained until immediately prior to the private placement.

Exhibits

32.	We note your discussion of your third-party suppliers on page 8 and your statement that you currently source the NAF collection device, patient collection kits and Microcatheter Systems from sole suppliers. We also note your disclosure that if your sole suppliers cannot produce these products in sufficient quantities, you will be unable to commercialize your products and services and generate revenues from their sales as planned. Please tell us why you have not filed the agreements with your third-party suppliers as exhibits, or alternatively, file these agreements as exhibits.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company analyzed its agreements with suppliers in accordance with the requirements of Item 601 of Regulation S-K and determined that such agreements are not material contracts. The agreements with suppliers were entered into in the ordinary course of business and the Company’s business is not substantially dependent upon any of these agreements.

33.	We note that it does not appear that you have filed all material agreements. As examples, please tell us why you have not filed all consulting agreements and why you have not filed all the lease agreements described on page 20 as exhibits. Note that these examples are not intended to be exhaustive.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company analyzed its agreements with consultants in accordance with the requirements of Item 601 of Regulation S-K and determined that such agreements are not material contracts. The agreements with consultants were entered into in the ordinary course of business and the Company’s business is not substantially dependent upon any of these agreements.

The Company has filed all lease agreements in response to the Staff’s comment.

Exhibit 23.1. Consent of Independent Registered Public Accounting Firm

34.	To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountant with your next amendment.

The Company acknowledges the Staff’s comment.

Should you have any follow-up questions regarding the foregoing, please call me at (415) 315-6395.

Sincerely,

ROPES & GRAY LLP

Ryan A. Murr